Key Energy Services 1301 McKinney Suite 1800 Houston, Texas 77010	Telephone: 713.651.4300 Facsimile: 713.652.4005 www.keyenergy.com

May 16, 2008

Ms. Jill S. Davis, Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re: Key Energy Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

File No. 001-08038

Dear Ms. Davis:

On behalf of Key Energy Services, Inc. (“Key” “our” or “we”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above referenced Form 10-K, as set forth in your letter dated May 7, 2008 (“Comment Letter”).  For convenience, the staff’s numbered comments are shown below, followed by Key’s responses in bold text.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Ms. Jennifer O’Brien by overnight mail.

Selected Financial Data, page 28

Consolidated Results of Operations Data, page 29

1.              We note you present a measure of gross margin within the table under this heading.  Please confirm, if true, that you include deprecation relating to property, plant and equipment in your determination of gross margin or otherwise advise.  Please note that although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross margin excluding such amounts.  Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross margin and be reflected in that metric.  We also note your presentation of gross margin in your segment footnote on page 127.

RESPONSE:  We acknowledge that depreciation associated with cost of goods sold was omitted from the calculation of gross profit as presented in our 2007 Annual Report on Form 10-K.  In future quarterly or annual filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, we will omit any reference to gross profit or gross margin that is calculated in this manner.  Our selected financial data presented in Item 6 of future Annual Reports on Form 10-K will conform to the presentation of our consolidated results of operations as presented in Item 8.

Consolidated Statements of Comprehensive Income, page 68

2.              Please tell us how your presentation of the components of other comprehensive income (loss) complies with paragraph 25 of FAS 130, which requires disclosure of the amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements.  Refer to paragraphs 24 and 25 of SFAS 130.

RESPONSE: The disclosure of the amount of income tax expense or benefit allocated to each component was not deemed necessary as such disclosure was determined to be immaterial. The disclosure, as it would have been presented including the tax amounts, is displayed below and will be presented in this manner in the Company’s future filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008:

	Year Ended December 31,
	2007	2006	2005

OTHER COMPRESHENSIVE INCOME (LOSS), NET OF TAX	169,289	171,033	45,717
Foreign currency translation loss, net of tax of $0, $0, and $8	(1,281)	(51)	(206)
Deferred gain from cash flow hedges, net of tax of $0, $115, and $0	—	213	—
Deferred (loss) gain from short-term investments, net of tax of $0, $97, and $0	(22)	181	—
COMPREHENSIVE INCOME, NET OF TAX	167,986	171,376	45,511

We note that for the years ended December 31, 2007 and 2006, no taxes were allocated to our foreign currency translation losses because our foreign subsidiaries had negative earnings and profits as of December 31, 2007 and 2006, as disclosed in Note 1, “Organization and Summary of Significant Accounting Policies – Income Taxes” to our 2007 Annual Report on Form 10-K.

3.              Please tell us how your presentation of the deferred gain from cash flow hedges complies with paragraph 47 of SFAS 133, which requires you to separately disclose the beginning and ending accumulated derivative gain or loss, the related net change associated with current period hedging transactions, and the net amount of any reclassification into earnings.

RESPONSE: The above mentioned disclosure was not made as such disclosure was determined to be immaterial.  No cash flow hedges existed at December 31, 2005 and 2007.  The amount of gain that was reclassified into earnings was less than $0.4 million for each of the years ended December 31, 2007 and 2006. These amounts were not disclosed due to the immaterial nature of such amounts.

The Company intends to include the required disclosures of paragraph 47 of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, to the extent such amounts are material in future periods.

Note 1. Organization and Summary of Significant Accounting Policies, page 71

Principles of Consolidation, page 72

4.              We note your accounting policy includes the application of FIN 46(R).  Please indicate within this disclosure whether you have consolidated a variable interest entity(s) as the primary beneficiary or whether you hold a significant variable interest in a variable interest entity(s) but are not the primary beneficiary.  Refer to paragraphs 23 through 26 of FIN 46(R).

RESPONSE: For all periods presented we do not consolidate a variable interest entity as a primary beneficiary, nor do we hold a significant variable interest in a variable interest entity where we are not the primary beneficiary. The Company intends to include the following disclosure, so long as appropriate, in its future filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008:

“We apply Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51 (Revised 2003)” (“FIN 46(R)”) when determining whether or not to consolidate a Variable Interest Entity (“VIE”). FIN 46(R) requires that an equity investor in a VIE have significant equity at risk (generally a minimum of 10%) and hold a controlling interest, evidenced by voting rights, and absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. If the equity investor is unable to evidence these characteristics, the entity that retains these ownership characteristics will be required to consolidate the VIE. We have determined that we do not have an interest in a VIE and as such we are not the primary beneficiary of a variable interest in a VIE and we are not the holder of a significant variable interest in a VIE.”

New Accounting Standards Affecting this Report, page 84

5.              We note that you recorded a pre-tax current liability of approximately $1.0 million on January 1, 2007 under the provisions of FSP EITF 00-19-2, “which is equivalent to the payments for the Warrant RPA for one year.”  Please disclose the maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued).  If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact shall be disclosed.  Refer to paragraph 12 of FSP EITF 00-19-2.

RESPONSE: We did not disclose the maximum exposure in our 2007 Annual Report on Form 10-K, given the immateriality of the amount.  However, we will modify our disclosure in future filings with the Commission to clarify the maximum amount that we may be required to pay so long as a registration statement is not effective.   The Company intends to add the additional disclosure below in its future filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008:

“The maximum undiscounted consideration that may be required to be paid under the terms of the Warrant as of January 1, 2007 for the period from January 1, 2007 up and until the Warrant expiration date of January 25, 2009 is $2.3 million.”

Note 10, Income Taxes, page 101

6.               We note your disclosure concerning the changes to the taxable capital and earned surplus components of the Texas franchise tax with a new tax that is based on modified gross revenue.  If this tax is within the scope of EITF 06-3, please disclose your accounting policy for these taxes in accordance with paragraph 4 of that guidance.

RESPONSE: The Texas margins tax, recently renamed the “revised Texas Franchise tax,” is assessed on an enterprise’s Texas-sourced taxable margin.  The tax equals one percent of Texas sourced revenue reduced by the greater of (a) cost of goods sold (as defined by Texas law), (b) compensation (as defined by Texas law), or (c) thirty percent of the Texas-sourced revenue.

We believe the revised Texas Franchise tax is not within the scope of EITF 06-03 as the tax is derived from a taxable base that consists of income less deductible expenses.  As such, the Company has accounted for the revised Texas Franchise tax in accordance with SFAS 109, Accounting for Income Taxes.

The Company intends to add the additional disclosure below in its future filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008:

“The Texas Margins Tax was enacted in the second quarter of 2006 and subsequently renamed the revised Texas Franchise tax. The revised Texas Franchise tax  is an income tax equal to one percent of Texas sourced revenue reduced by the greater of (a) cost of goods sold (as defined by Texas law), (b) compensation (as defined by Texas law), or (c) thirty percent of the Texas-sourced revenue.  The Company accounts for the revised Texas Franchise tax in accordance with SFAS 109, Accounting for Income Taxes, as the tax is derived from a taxable base that consists of income less deductible expenses.”

Note 12, Commitments and Contingencies, page 113

General

7.               Please modify this footnote, as necessary, to provide the disclosures required by paragraphs 9 and 10 of FAS 5, or tell us why you believe such disclosures are not required.  Specifically, please disclose the nature of accrual(s) made pursuant to paragraph 8 of FAS 5 and if material, the amount of such accrual(s).  If no accrual is made because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount(s) accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or additional loss may have been incurred.  The disclosure should provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

RESPONSE: We continually assess our contingent liabilities, including potential litigation liabilities, as well as the adequacy of our accruals and our need for the disclosure of these items.  We establish a provision for a contingent liability when it is probable that a liability has been incurred and the amount is estimable.  We evaluate and disclose our liabilities in several categories – litigation matters; tax audit matters; self-insurance matters, specifically, worker’s compensation and vehicular-related liabilities; and environmental remediation liabilities.  For the purposes of this disclosure, we have aggregated the numerous tax audit, self-insurance and environmental remediation contingencies, and believe we have adequately described the nature of the contingencies and disclosed the amount of liabilities recorded.  In these matters, we do not believe that an exposure to loss exists in a material manner beyond the amount accrued.

We disclose individual litigation when it is possible that a liability has been incurred, and that the amount of possible liability could be significant either in terms of the amount, or qualitatively if other factors are present (such as a lawsuit with former officers or shareholders).  In situations where a settlement has been reached, we have disclosed the nature of the claim and the amount of the settlement, including that a liability has been recorded.  While we have not disclosed the individual accruals for matters where settlement has not been reached, we have disclosed the nature of the claims, and, in Item 8, Note 3 in our 2007 Annual Report on Form 10-K, the total amount of liabilities recorded.  For those claims where there is a possibility of loss in excess of the amount accrued, we do not believe that individually or in the aggregate that these amounts are material.

In future filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, we will clarify our disclosure concerning exposure to loss in excess of the amounts accrued, including the periods when those accruals were recorded, and will additionally disclose the aggregate amount recorded for such litigation claims in the notes to our consolidated financial statements in the same note where these matters are discussed.

Shareholder Class Action Suits and Derivative Actions, page 114

8.               We note that you reached agreements in principle to settle all pending securities class action and derivative lawsuits on September 7, 2007 and that you are required to pay $1,125,000 of the total settlement of $16.6 million.  Please tell us whether you accrued for this litigation prior to the settlement and if so, the amount of your accrual.  If you did not accrue for this litigation prior to its settlement, please provide an analysis to support your position under the guidance in FAS 5.

RESPONSE: A liability for this litigation was accrued in the first quarter of 2007, prior to the September 2007 negotiations and decision to settle the matter.  Because we did not file our financial statements for the first quarter of 2007 until September 24, 2007, the amount of the settlement was known and that information was utilized in the recording of our liability as of March 31, 2007.  No liability was recorded prior to the quarter ended March 31, 2007 as the liability was not deemed probable and estimable prior to September 2007.

Note 20, Condensed Consolidating Financial Statements, page 129

9.              We note your abbreviated presentation of the condensed consolidating statement of cash flows.  Please note that Rule 3-10 of Regulation S-X points to Rule 10-01 of Regulation S-X for the form and content for condensed financial statements.  As such, while Rule 10-01(a)(4) of Regulation S-X allows for a single figure of funds provided by operations, it does require showing other changes individually when they exceed 10% of the average of funds provided by operations for the most recent three years.  However, the Rule does not provide the same treatment for the presentation of investing and financing activities.  Therefore, please modify your presentation accordingly.  In addition, please confirm, if true, that you were not required to present other operating changes that individually exceeded 10% of the average of funds provided by operations for the most recent three years, or otherwise advise.

RESPONSE:  We had no guaranteed securities registered or being registered as of December 31, 2007, nor as of the filing date of our 2007 Annual Report on Form 10-K. We included the disclosure of our condensed consolidating financial statements in our 2007 Annual Report on Form 10-K in anticipation of filing a future registration statement with the Commission for debt securities sold in the fourth quarter of 2007 in a private placement offering pursuant to Rule 144(A).

The presentation of our condensed consolidating cash flows was based upon our reading of Rule 10-01(a)(4) of Regulation S-X.  Our reading of that Rule is that cash flows from operating activities should be presented as a single amount, while investing and financing cash flows represent the “other” changes referred to in the Rule and should be separately presented only to the extent that those cash flows individually exceed 10% of the average operating cash flows for the most recent three fiscal years.

For the three years ended December 31, 2007, 10% of the Company’s average net operating cash flows was approximately $24.3 million.  Based on this calculation, certain of our investing and financing cash flows for the year ended December 31, 2007 would have exceeded this threshold. Beginning with the filing of our Quarterly Report on Form 10-Q for the period ending June 30, 2008, we will modify the presentation of our condensed consolidating cash flows to present such items on a gross basis, to the extent that those items exceed the 10% threshold, in conformity with the guidance provided by Rule 3-10 and Rule 10-01(a)(4) of Regulation S-X.

In connection with our response to your comments on our filings, we acknowledge that:

•                 We are responsible for the adequacy and accuracy of the disclosure in the filing:

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commision from taking any action with respect to the filing; and

•                 We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter.  The Company is prepared to provide the staff any additional information required by the staff in connection with its review.  We thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

/s/ William M. Austin
William M. Austin
Senior Vice President and
Chief Financial Officer